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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
33-96794

CUSIP NUMBER
243626 AE 8


(Check One): [X] Form 10-K  [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  December 31, 1996
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
Decorative Home Accents, Inc.
Full Name of Registrant:

CHS Industries, Inc.
Former Name if Applicable

Industrial Park Drive
Address of Principal Executive Office (Street and Number)

Abbeville, South Carolina  29620
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)


[X] (a) The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and
Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the
transition report or portion thereof could not be filed within
the prescribed period.   See attached

(Attach Extra Sheets if Needed)
SEC 1344 (6/94)


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph Blankenship   (864)            446-2123 x217
(Name)               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X] Yes     [  ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? See attached

[X] Yes     [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Decorative Home Accents, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 1997

By:  /s/ Jay N. Baker
     --------------------------
     Jay N. Baker, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 19 U.S.C. 1001).


GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information with has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section
232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

DECORATIVE HOME ACCENTS, INC.

Form 12b-25 With Respect to Annual Report on Form 10-K for Year Ended December 31, 1996


PART III

The subject annual report on Form 10-K for the year ended
December 31, 1996 could not be filed without unreasonable effort or expense due to the completion of the Company's annual audit. The Company is still reviewing certain accounting issues with its independent public accountants.
Therefore, the Company will file the subject annual report on or before the 15th calendar day following the prescribed due date.


PART IV

The Company anticipates a reduction in its income from operations, however, the Company is still completing its annual audit and cannot reasonably estimate such change.
Also, the Company is determining the effects, if any, of SFAS 121.